Exhibit 99.4

ZenaTech Pushes Forward on AI Drone Swarms, US Military Applications, and Quantum Computing Initiatives to be Highlighted at Three Upcoming Investor Conferences

Vancouver, British Columbia, (June 3, 2025) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology company specializing in AI (Artificial Intelligence) drones, Drone as a Service (DaaS), Enterprise SaaS, and Quantum Computing solutions, today announces that it is pushing forward on drone swarms, US military applications, and quantum computing projects that it will highlight at three upcoming investor conferences this week.

“Drones are playing an increasingly vital role in modern military warfare, as world events continue to remind us,” said Shaun Passley, Ph.D., CEO of ZenaTech. “Success on the battlefield is no longer reliant on brute force or firepower—it’s about intelligent, networked systems that deliver speed, data, and autonomy.”

These investor conferences are attended by institutional investors, family offices, financial advisors, high net-worth investors, and emerging tech leaders that want to explore innovative technologies in high-growth sectors. ZenaTech will highlight its latest developments for both government and commercial sectors including wildfire response and suppression, extreme weather detection and management, and ISRT (inspection, surveillance, reconnaissance, and targeting) applications for the military.

Conference Details:

Maxim Group Virtual Tech Conference Series – Bringing together emerging growth companies at the forefront of innovation, the 2025 series will spotlight how firms are leveraging AI and quantum computing to disrupt industries and scale for the future. Hosted on Maxim’s M-Vest platform, the event will feature interactive discussions including a drone company panel featuring ZenaTech’s CFO, Jim Sherman.

Date: June 4, 2025 | Format: Virtual

MicroCap Rodeo Investor Conference – Known for connecting high-potential microcap companies with institutional investors, this conference organized by New York-based money managers and investors offers a dynamic platform for one-on-one meetings and corporate presentations across sectors including AI, robotics, and advanced tech. ZenaTech’s VP of Corporate Development, Linda Montgomery will be presenting.

Date: June 6, 2025 | Venue: Sparks Steakhouse, New York City

CEM Bermuda Capital Event 2025 – A premier, invitation-only forum that pairs high-growth companies with a curated network of institutional investors, family offices, and portfolio managers. It offers a focused environment for strategic dialogue and direct engagement around capital markets, innovation, and long-term value creation. ZenaTech’s VP of Corporate Development and CFO will participate in a series of investor meetings over the two-and-a-half-day event.

Date: June 7-9, 2025 | Venue: Hamilton, Princess & Beach Club, Bermuda

To participate or book a one-on-one meeting with ZenaTech representatives at one of these events, please refer to the conference website links.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, health, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy, and cost savings. The Company operates through seven global offices in North America, Europe, Taiwan, and UAE, and is growing a DaaS business model and global partner network.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an indoor/outdoor drone designed for land survey and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.